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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                        MULTI-BENEFIT REALTY FUND '87-1,
                        A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Subject Company)



                        MULTI-BENEFIT REALTY FUND '87-1,
                        a California limited partnership
                      (Name of Person(s) Filing Statement)


                 CLASS B UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)



                                      N/A
                     (Cusip Number of Class of Securities)


                            -----------------------

                            WILLIAM H. JARRARD, JR.
                                   PRESIDENT
                             CONCAP EQUITIES, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-2747

                 (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                        the person(s) filing statement)
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ITEM 1.    SECURITY AND SUBJECT COMPANY.

           The name of the subject company is Multi-Benefit Realty Fund '87-1, a California limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the Class B units of limited partnership interest ("Class B Units") of the Partnership.

ITEM 2.    TENDER OFFER OF THE BIDDER.

           This statement relates to an offer by Cooper River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 11,000 of the outstanding Units at a purchase price of $38 per unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated September 23, 1998 (the "Offer to Purchase") and related Assignment of Partnership Interest (which collectively constitute the "Offer"). A Tender Offer Statement on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders").

           The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 3.    IDENTITY AND BACKGROUND.

           (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

           (b)(1) ConCap Equities, Inc., which is the general partner of the Partnership (the "General Partner"), is a direct, wholly-owned subsidiary of IPT. The Purchaser is a recently formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 70% of the total equity interests in IPLP), and Insignia is the sole limited partner of IPLP (owning approximately 30% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 57% of the outstanding common shares of IPT.

           For more than the past three years, Insignia Residential Group, L.P. ("IRG"), which is an affiliate of IPT and the Purchaser, has provided property management services to the Partnership, and Insignia (directly or through affiliates) has performed asset management, partnership administration and investor relations services for the Partnership.

           By reason of these relationships, the General Partner has conflicts of interest in considering the Offer.

           Under the Limited Partnership Agreement, the General Partner holds an interest in the Partnership and is entitled to participate in certain cash distributions made by the Partnership to its partners. The General Partner received from the Partnership in respect of its interest in the Partnership cash distributions of $3,000 to date in 1998, $14,000 in 1997, $5,000 in 1996 and $9,000 in 1995. The Partnership paid IRG fees for property management services in the amounts of approximately $248,000, $240,000 and $223,000 for the years ended December 31, 1997, 1996 and 1995, respectively, and has paid IRG property management fees equal to $128,000 during the first six months of 1998. The Partnership reimbursed the General Partner



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and its affiliates (including Insignia) for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership for the years ended December 31, 1997, 1996 and 1995 in the amounts of $124,000, $178,000 and $120,000, respectively, and has reimbursed them for such services in the amount of $56,000 through June 30, 1998 (including reimbursements paid to an affiliate of the General Partner in the amounts of $11,000 and $54,000 for the years ended December 31, 1997 and 1996, respectively, for costs incurred in connection with construction oversight services). For the six months ended June 30, 1998, the Partnership paid approximately $1,000 to an affiliate of the General Partner for costs incurred in connection with construction oversight services. Pursuant to the Limited Partnership Agreement, the General Partner is entitled to receive a fee for executive and administrative management services equal to 9% of the Partnership's adjusted cash from operations, as and when cash from operations is distributed to the Limited Partners. The fees paid to the General Partner pursuant to this provision were approximately $123,000, $41,000 and $82,000 for the years ended December 31, 1997, 1996 and 1995, respectively, and approximately $31,000 for the six months ended June 30, 1998. For the period January 1, 1996 through December 31, 1996, the Partnership insured its properties under a master policy through an agency and insurer unaffiliated with the General Partner, and through an agency affiliated with the General Partner for the period January 1, 1997 through August 31, 1997. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. That agent assumed the financial obligations to the affiliate of the General Partner who received payments on these obligations from the agent. Insignia and the General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from such arrangement was immaterial.

           As described above, the Purchaser and the General Partner are affiliates of and controlled by IPT, which is controlled by Insignia. The General Partner has conflicts of interest in considering the Offer, including
(i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) the fact that as a consequence of the Purchaser's ownership of Class B Units, the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Class B Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other Limited Partners.

           As with any rational investment decision, the Purchaser (which is an affiliate of the General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the General Partner) to purchase Class B Units at a low price and the desire of the Limited Partners to sell their Class B Units at a high price.

           As described in the Offer to Purchase, the Purchaser (which is an affiliate of the General Partner) expects to pay for the Class B Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand and, if necessary, funds available to it under its credit facility to make such contributions. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the General Partner) to pledge the Class B Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Class B Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a



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situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

           If the Purchaser is successful in acquiring a significant number of Class B Units pursuant to the Offer, IPT (which is an affiliate of the General Partner) will have the right to vote those Class B Units and thereby significantly influence the outcome of all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership Agreement, removal and replacement of the General Partner and mergers, consolidations and other extraordinary transactions. Because IPT already owns (through IPLP) approximately 19% of the outstanding Class B Units, however, it will be able to significantly influence the outcome of all voting decisions with respect to the Partnership regardless of the number of Class B Units the Purchaser acquires pursuant to the Offer. This means that, (i) nontendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the General Partner) opposes and (ii) IPT (which is an affiliate of the General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

           The Limited Partnership Agreement provides that the General Partner has absolute discretion as to whether to admit an assignee of Class B Units to the Partnership as a substituted Limited Partner. The Purchaser (which is an affiliate of the General Partner) will seek to be admitted to the Partnership as a substituted Limited Partner upon consummation of the Offer and, if admitted, will have the right to vote each Class B Unit purchased pursuant to the Offer. Even if the Purchaser (which is an affiliate of the General Partner) is not admitted to the Partnership as a substituted Limited Partner, however, the Purchaser nonetheless will have the right to vote each Class B Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Limited Partners of the Purchaser (which is an affiliate of the General Partner) and its managers and designees as proxies with respect to the Class B Units tendered by such Limited Partners and accepted for payment by the Purchaser.

           In general, IPLP and the Purchaser (which are affiliates of the General Partner) will vote the Class B Units owned by them in whatever manner they deem to be in IPT's best interests, which, because of their relationship with the General Partner, also may be in the interest of the General Partner, but may not be in the interest of other Limited Partners. This could (i) prevent non-tendering Limited Partners from taking action they desire but that IPT opposes and (ii) enable IPT to take action desired by IPT but opposed by non-tendering Limited Partners. Under the Limited Partnership Agreement, Limited Partners holding a majority of the Class B Units are entitled to take action with respect to a variety of matters, including: removal of the General Partner and in certain circumstances election of a new or successor general partner; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Limited Partnership Agreement.

           To the best knowledge of the General Partner, except as described in this Schedule 14D- 9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

           Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the General Partner are remaining neutral and making no



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recommendation as to whether Limited Partners should tender their Class B Units in response to the Offer.

ITEM 5.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

           Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Limited Partners on its behalf concerning the Offer.

ITEM 6.    RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

           None.

ITEM 7.    CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

           None.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

           Litigation. On March 24, 1998, certain persons claiming to own limited partner interests in certain limited partnerships (including the Partnership) whose general partners (the "General Partners") are affiliates of Insignia (the "Partnerships") filed a purported class and derivative action in California Superior Court in the County of San Mateo (the "San Mateo Complaint") against Insignia, the General Partners (including the General Partner), certain persons and entities who purportedly formerly controlled the General Partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The San Mateo Complaint contains allegations that, among other things, (i) the defendants breached their fiduciary duties to the plaintiffs by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the General Partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached their fiduciary duties by mismanaging the Partnerships and misappropriating the assets of the Partnerships by (a) manipulating the operations of the Partnerships to depress the trading price of limited partnership units (the "Units") of the Partnerships; (b) coercing and fraudulently inducing unitholders to sell Units to certain of the defendants at depressed prices; and
(c) using the voting control obtained by purchasing Units at depressed prices to entrench certain of the defendants' positions of control over the Partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the Partnerships such as mailing lists of unitholders; and (b) causing the General Partners to enter into exclusive arrangements with their affiliates to sell goods and services to the General Partners, the unitholders and tenants of Partnership properties. The San Mateo Complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The San Mateo Complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the General Partners to AIMCO and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 24, 1998, the Managing General Partner filed a motion seeking dismissal of the action. IPT and Insignia believe that the allegations contained in the San Mateo Complaint are without merit and intend to vigorously contest the plaintiffs' action.

           On July 30, 1998, certain entities claiming to own limited partnership interests in certain limited partnerships (including the Partnership) whose general partners are affiliates of Insignia, IPT and the Purchaser (the "Affiliated General Partners") filed a complaint in the Superior Court of the State of California, County of Los Angeles (the "Los Angeles Complaint") against


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Insignia, the Subject Partnerships (defined below), the Affiliated General
Partners (including the General Partner) and additional entities affiliated with several of the defendants. The action involves 44 real estate limited partnerships (each named as a defendant) in which the plaintiffs allegedly own interests and which Insignia affiliates allegedly manage or control (the "Subject Partnerships"). Plaintiffs allege that they have requested from, but have been denied by each of the Subject Partnerships, lists of their respective limited partners for the purpose of making tender offers to purchase up to 4.9% of the units of limited partnership interest in each of the Subject Partnerships. The Los Angeles Complaint also alleges that certain of the defendants made tender offers to purchase units of limited partnership interest in many of the Subject Partnerships, with the alleged result that plaintiffs have been deprived of the benefits they would have realized from ownership of the additional units. The plaintiffs assert eleven causes of action, including breach of contract, unfair business practices, and violations of the partnership statutes of the states in which the Subject Partnerships are organized. Plaintiffs seek compensatory, punitive and treble damages. Insignia was only recently served with the Los Angeles Complaint and has not yet responded to it. Insignia believes the claims to be without merit and intends to defend the action vigorously.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

                       (a) Form of cover letter to Limited Partners of the
                           Partnership dated September 23, 1998.

                       (b) None.

                       (c) None.




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                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1998

                           Multi-Benefit Realty Fund '87-1,
                           a California limited partnership

                                    By:     ConCap Equities, Inc.,
                                            its General Partner


                                    By:     /s/ William H. Jarrard, Jr.
                                            ----------------------------------
                                            William H. Jarrard, Jr.
                                            President





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                                 EXHIBIT INDEX




      EXHIBIT NO.                          DESCRIPTION
      -----------                          -----------

         (a) Form of cover letter to Limited Partners from the Partnership dated September 23, 1998.

         (b)      None.

         (c)      None.













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